Mr. John Ganley

July 26, 2011

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO  80203

July 26, 2011

Via EDGAR

Mr. John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Ganley:

On behalf of the Registrant, we are responding to the oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or “Staff”) on July 21 and 22, 2011 with respect to the Registrant’s registration statement filed on May 17, 2011 on Form N-1A regarding the Aspen Managed Futures Strategy Fund (the “Fund”), a series of the Registrant (“PEA 72”).

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 21 and 22, 2011 to PEA 72, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 72.

STAFF COMMENTS TO THE PROSPECTUS:

1.

Staff Comment:  The Staff requests that the Subsidiary sign the Fund’s registration statement.

Registrant’s Response:  The Registrant confirms that the Subsidiary will sign the registration statement.

2.

Staff Comment:  The Staff requested that the Registrant clarify the extent to which the Fund intends to invest in money market funds.

Registrant’s Response:  The Registrant may invest in money market funds consistent with the requirements of the Investment Company Act of 1940, including Section 12(d)(1) and Rule 12d1-1 thereunder; however, it does not have any intention for any single money market fund to exceed more than ten percent (10%) of the net asset value of the Fund.

In addition, based on discussions with the Staff, the Registrant has revised the language previously submitted in PEA 72 to eliminate references to the swap (except for a statement that the Fund may seek at a later date to use swaps as part of the invest strategy of the Fund).  Copies of the marked changes are enclosed with this letter.

* * * * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg, Esq.

Secretary, Financial Investors Trust

Enclosures

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP